Exhibit 99.1

Raytech Holding Limited Announces Pricing of $5.197 Million Public Offering of its Ordinary Shares

Hong Kong, July 01, 2025 (GLOBE NEWSWIRE) -- Raytech Holding Limited (NASDAQ: RAY) (the “Company”), a Hong Kong-headquartered company specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced that it priced its public offering (“Offering”) of 25,985,000 ordinary shares at a public offering price of $0.20 per ordinary share on June 30, 2025.

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately $5.197 million. The Offering is expected to close on July 1, 2025, subject to customary closing conditions.

R.F. Lafferty & Co., Inc. is acting as sole placement agent in connection with the Offering.

Loeb & Loeb LLP is acting as counsel to the Company regarding U.S. securities law matters and Zarif Law Group P.C. is acting as U.S. securities counsel for the placement agent.

The securities described above are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-287842) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2025. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the Offering has been filed with the SEC. Copies of the final prospectus relating to the Offering, when available, may be obtained from R.F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10004, at +1 (212) 293-9090.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://ir.raytech.com.hk/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company's annual report on Form 20-F filed with the SEC on July 30, 2024 and the Interim Report on Form 6-K for the six months ended September 30, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214